Exhibit 99.35

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Successful Final Results Conclude 2004 Idaho Cobalt Project Drilling

Vancouver, B.C., January 25, 2005, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to provide the final drill results from its 25,000 foot, 28 hole drill program on the Idaho Cobalt Project owned 100% by its subsidiary Formation Capital Corporation, U.S.

The 2004 drill program was designed to develop additional reserves and resources along strike and downdip on the Ram deposit and has demonstrated an increase in the measured and indicated resource.  Quantification of these results is in progress and will be provided by Mine Development Associates, an independent mine engineering firm out of Reno, NV.  Upon completion, this updated reserve / resource audit will in turn be used by Hatch Engineering in the definitive feasibility study.

As previously released, the 2004 drill program has been successful in confirming the downdip extension of mineralization along a strike length of 2,200 feet of a known 2,400 feet of strike between sections 8+00S and 14+00N on the RAM deposit.  The RAM deposit represents one of over twenty target zones previously defined by surface exploration.  In addition to extending downdip mineralization, the program was successful in extending the strike length of the mineralized horizon an additional 200 feet south to section 8+00S.  Significantly, the mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts (table 2).  Mineralization continues to remain open along both north (N) and south (S) strike directions and at depth.

In total 24,871 feet were drilled in 28 drill holes.  Assay results for drill holes R04-01 through R04-22 have been previously released (table 2).  Significant new drill results are outlined in table 1.

Table 1:  Final Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-23 / 1074 ft / -90[0]	-	8+00N / 12+18E	473.6	476.0	2.4	1.6	3.05	0.01	0.0175
			477.3	479.4	2.1	1.4	0.87	0.03	0.0072
			724.3	737.0	12.7	8.5	0.36	0.11	0.0143
R04-24 / 1244 ft / -73.5[0]	243.4[0]	2+00S / 13+36E	793.5	795.5	2.0	1.7	0.52	0.15	0.0052
			1103.7	1117.5	13.8	11.6	1.34	2.18	0.0506
R04-25 / 976 ft / -86.2[0]	243.4	6+00N / 12+20E	719.0	752.3	33.3	25.5	0.73	0.16	0.0204
R04-26 / 1059 ft / -68[0]	243.4	4+00S / 12+11E	88.0	90.0	2.0	1.8	0.89	0.03	0.0232
			945.5	949.8	4.3	4.2	1.44	1.95	0.0449
R04-27 / 1219 ft / 50[0]	243.4[0]	6+00S / 14+02E	1155.8	1162.4	6.6	6.5	0.82	0.24	0.0133
R04-28 / 736 ft / -88.2[0]	243.4[0]	4+00S / 7+36E	663.2	667.9	4.7	4.0	0.64	0.38	0.0129

The bulk of the final drill holes were drilled to test the downdip extension of previously discovered mineralization.  Drill hole R04-22 was abandoned at a depth of 368 feet prior to reaching the target down-dip extension of mineralization encountered in R-04-01 on Section 8+00N.  This target was successfully tested in R04-23 which intersected cobaltiferous mineralization in the main mineralized horizon and the footwall horizon.  The down-dip extension of mineralization encountered in R-04-21 on Section 2+00S was successfully tested in drill hole R04-24.  Significantly, portions of the encountered mineralization exhibited similar style to that encountered in R-04-10 and 13 on Section 8+00S that exhibits an apparent thickening in width and increase in grade from other intersections typically encountered further up dip.

On Section 6+00N, drill Hole R04-25 was successful in intersecting downdip mineralization between that encountered in previous drilling.  On Section 4+00S, drill holes R04-26 and R04-28 successfully tested approximately 400 feet of additional down dip mineralization encountered in R-99-06.  R-04-27, drilled on Section 6+00S for the purpose of testing mineralization similar to that encountered on Section 8+00S, was successful in encountering ore grade mineralization similar in grade to that encountered on Section 8+00S in drill holes R04-10 and 13.

       (Cont.)

C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, January 25, 2005, Page 2

Table 2:  Previous 2004 Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82[0]	244[0]	8+00N/12+10E	633.5	637.1	3.6	2.7	0.57	0.29	0.0046
R04-03 / 1610 ft / -70[0]	244[0]	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
			1410.3	1425.0	14.7	13.5	0.60	0.43	0.0066
R04-05/ 1395 / -64.5[0]	243.4[0]	4+00N / 16+70E	1241.5	1254.3	12.8	12.1	0.77	1.26	0.0063
			1265.3	1272.0	6.7	6.3	1.41	0.33	0.0273
R04-07 / 477 / -61[0]	243.4[0]	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-08 / 1522 ft / -70[0]	243.4[0]	4+00N / 17+40E	664.8	666.8	2.0	1.7	4.00	0.05	0.0382
			1044.7	1048.7	4.0	3.9	1.05	0.00	0.0133
			1358.6	1365.5	6.9	6.5	1.17	0.84	0.0196
R04-10/ 707 / -66.0[0]	244.0[0]	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-12/ 1316 / -68.0[0]	243.4[0]	2+00N / 5+71E	934.7	940.4	5.7	5.5	1.12	0.52	0.0256
R04-13/ 800 / -82.5[0]	243.4[0]	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-15/ 1397 / -77.0[0]	243.4[0]	2+00N / 5+71E	947.8	950.0	2.2	2.0	1.77	0.01	0.0144
			1041.0	1044.5	3.5	3.2	1.72	2.48	0.0198
			1308.4	1319.7	11.3	10.5	0.67	0.01	0.0080
R04-17/ 1176 / -61.5[0]	250.0[0]	0+00 / 14+50E	1080.2	1087.1	6.9	6.6	0.63	0.03	0.0121
R04-14/ 800 ft / -78[0]	243.4[0]	10+00N /12+00E	404.5	407.3	2.8	2.4	0.63	0.04	0.0089
R04-16/ 1012 ft / -90[0]	-	10+00N /12+00E	473.4	478.6	5.2	3.7	1.67	0.01	0.0174
			807.3	814.4	7.1	5.1	1.52	0.12	0.0234
R04-18 / 708 ft / -84[0]	244[0]	12+00N / 12+44E	573.0	579.0	6.0	4.6	1.62	0.55	0.0391
R04-19 / 1327 ft / -74[0]	243.4[0]	0+00 / 14+50E	973.5	975.5	2.0	1.8	0.54	6.32	0.0247
			1031.4	1036.0	4.6	4.1	2.33	0.01	0.0293
			1155.1	1167.2	12.1	11.3	1.50	0.68	0.0254
R04-20 / 461 ft / -73[0]	244.5[0]	14+00N / 13+11E	434.0	438.0	4.0	3.4	1.88	1.36	0.0583
R04-21 / 1084 ft / -62[0]	243.4[0]	2+00S / 13+07E	488.3	490.9	2.6	2.5	0.32	0.03	0.0043
			674	676	2.0	1.9	0.98	0.01	0.0186
			910	912	2.0	2.0	0.42	0.03	0.0052
			999.5	1009.0	9.5	9.3	1.01	0.13	0.0152

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project.  Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay.  A current list of drill holes, intersections and location map is available from the Company directly.

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street

Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

C O B A L T     . . . THE ESSENTIAL ELEMENT